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Exhibit 5.9

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13 June, 2003

Bluewater Offshore Production Systems Nigeria Ltd
864A, Bishop Aboyade Cole Street
Victoria Island
Lagos.

Dear Sirs,

RE:	BLUEWATER OFFSHORE PRODUCTION SYSTEMS NIGERIA LTD ("BOPSNL") SENIOR SUBORDINATED GUARANTEES (the "New Guarantees") of U.S. $75,000,000 10.25% SENIOR NOTES DUE 2012 OF BLUEWATER FINANCE LIMITED (the "New Notes")

We have acted as your Nigerian legal advisers in connection with the registration of the New Notes and the New Guarantees under the U.S. Securities Act of 1933 (the "Securities Act") and the proposed offer to exchange the New Guarantees registered under the Securities Act for guarantees (the "Unregistered Guarantees") of U.S.$75,000,000 aggregate principal amount of 10.25% Senior Notes due 2012 of Bluewater Finance Limited (the "Unregistered Notes"), which were originally issued on April 30, 2003.

This opinion is limited to the Laws of the Federal Republic of Nigeria in force as at the 13th of June 2003 and is given on the basis that it will be governed by and construed in accordance with Nigerian law.

For the purpose of this opinion, we have examined the Registration Rights Agreement, dated 30th April 2003 (the "Registration Rights Agreement"), the Indenture, dated as of April 30, 2003 (the "Indenture"), the forms of the New Notes and New Guarantee, such certificates and other documents, and such questions of law, as we have considered necessary or appropriate. The Indenture and the Registration Rights Agreement are together referred to in this opinion as the "Principal Agreements".

We have assumed that:

Except in the case of BOPSNL, all relevant documents are within the capacity and powers of, and have been validly authorised by, each party and that those documents have been or will be validly executed and delivered by the relevant party.

All documents examined by us as copies or specimen documents conform to their originals and the signatures on the originals of all documents examined by us are genuine.

In our opinion:

BOPSNL has the corporate power to enter into and perform its obligations under its New Guarantee and has taken all necessary action to authorize the issue and offering of its New Guarantee in exchange for its Unregistered Guarantee and that the execution, issuance and delivery of its New Guarantee in exchange for its Unregistered Guarantee has been duly authorized.

When the registration statement relating to the New Notes and New Guarantee has become effective under the Securities Act and the New Notes and New Guarantees have been duly executed and authenticated in accordance with the terms of the Indenture and duly issued and delivered in exchange for the Unregistered Notes and Unregistered Guarantees in accordance with the terms of the Principal Agreements, there is no reason why the obligations of BOPSNL contained in its New Guarantee should not be valid and binding on it and enforceable against it as a matter of Nigerian law.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the New Notes and New Guarantees and to the reference to us under the heading "Legal Matters" in the related prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours faithfully,

for: TEMPLARS
By:	/s/ OLUMIDE A. AKPATA Olumide A. Akpata

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  Exhibit 5.9
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